August 16, 2024

Larry Spirgel

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	T Stamp Inc.

Registration Statement on Form S-3

Filed July 18, 2024

File No. 333-280884

Dear Mr. Spirgel,

We acknowledge receipt of the comments in the letter dated August 13, 2024 from the staff of the Division of Corporate Finance - Office Technology (the “Staff”) regarding the Registration Statement on Form S-3 of T Stamp Inc. (the “Company”), which we have set out below, together with our responses.

Registration Statement on Form S-3 Filed July 18, 2024

Voting Limitation Agreement, page 6

1.	We note that on July 13, 2024 you and the Selling Stockholder entered into a Voting Limitation Agreement whereby the Selling Stockholder cannot vote its shares representing more than 19.99% of the issued and outstanding shares of your Common Stock without stockholder approval, or until after the SPA is ratified at the next general meeting of stockholders, at which point voting power will be restored. Please expand your disclosure to clarify the reasons behind the voting limitation.

In response to the Staff’s comment, the Company has revised its disclosure under “Prospectus Summary – Recent Developments – Voting Limitation Agreement” to clarify the reasons behind the voting limitation in the Voting Limitation Agreement.

General

2.	Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, a single private investor and timing of the private offering, please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

The Company respectfully submits that the offering contemplated in the Registration Statement is not an indirect primary offering, but is a valid secondary offering by or on behalf of the selling stockholders that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

In Interpretation 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. Interpretation 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in Interpretation 612.09 is discussed below. Based on an analysis of the specific factors listed in Interpretation 612.09 and all the circumstances for the Company, the Company respectfully submits that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

(A) How long the selling stockholders have held the shares

The Company entered into the securities purchase agreement on July 13, 2024 (the “Securities Purchase Agreement”) with an investor (the “Investor”). Pursuant to the Securities Purchase Agreement, the Investor committed to purchase from the Company and the Company agreed to issue 4,597,701 shares of the Company’s Class A Common Stock, par value $0.01 per share (the “Common Stock”).

The issuance pursuant to the Securities Purchase Agreement was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D of the Securities Act and in reliance on similar exemption under applicable state law. The Investor represented to the Company in the Securities Purchase Agreement that it was an accredited investor within the meaning of Rule 501(a) of Regulation D and that it was acquiring the Common Stock for the Investor’s own account, had no arrangements with other persons to distribute the Common Stock, and was not acquiring the Common Stock with a view to or for distributing or reselling the Common Stock in violation of the Securities Act or any applicable state securities law.

Generally, the longer shares are held, the less likely it is that a selling stockholder is acting as a mere conduit for the Company. However, the Company notes that there is no mandatory holding period for a private investment in public equities (“PIPE”) transaction, such as under the Securities Purchase Agreement, to be characterized as a private placement. As noted by the Staff in Securities Act C&DI Question 139.11, a valid secondary offering could in theory occur immediately following the closing of a private placement. C&DI Question 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

As the interpretation states, a company may even register a secondary offering before shares are issued in a PIPE transaction. The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Furthermore, because the purchase price has already been paid and the Common Stock delivered to the Investor, the Investor bears the investment risk of holding all of these securities issued under the Securities Purchase Agreement. The Investor participated in the offering with the knowledge that it might not be able to exit its position at a profit, and it provided evidence that it purchased the Common Stock with the intent to invest, rather than to effect a distribution, as an underwriter would have. The Investor has already been subject to the full investment risk associated with ownership of the Company’s equity securities for over one month, and even if the Registration Statement were immediately declared effective it could be several months before the Investor could resell all of the Common Stock which the Company is seeking to register. Accordingly, the Investor cannot be compared to underwriters as underwriters (by definition) do not take long term risk on an issuer’s equity securities.

(B) The circumstances under which the selling stockholders received their shares

The Common Stock sold to the Investor resulted from an arm’s-length private placement transaction pursuant to the Securities Purchase Agreement, and which complied in all respects with Section 4(a)(2) of the Securities Act. As set forth in the Registration Statement, the Company will not receive any proceeds from the resale of the Common Stock by the Investor. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, the Investor specifically represented to the Company, as set forth in Section 2.2(b) of the Securities Purchase Agreement, that it was acquiring the securities for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Common Stock.

In addition, as far as the Company is aware, the Investor has not engaged, or will engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the Common Stock being registered. The Investor anticipates being able to sell the shares of Common Stock in ordinary trading in public markets and, accordingly, is subject to general risks of trading securities in public markets, including the risk that the Investor sells the shares below their cost basis. This is particularly relevant to the Company’s sale of the Common Stock, where the trading price of the Common Stock continues to remain below its initial trading price.

(C) Selling stockholders’ relationship with the Company

Prior to the sales of the Common Stock, the Investor did not have any relationship with the Company. The Investor or its respective affiliates has not held any position or office or has had any material relationship with the Company within the past three years.  Moreover, the Staff has previously noted in the C&DI Question 212.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Common Stock by the Investor under the Registration Statement is a secondary offering and not a primary offering.

(D) The amount of shares being registered

The Company acknowledges the large amount of shares of the Common Stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to Interpretation 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock of a company is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder of in excess of 70% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer. In this case, the Investor holds approximately 27% of the Company’s Common Stock as of the date of this letter.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that the Investor has conducted any road shows or taken any other actions to condition or “prime” the market for its shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

(E) Whether the selling stockholders are involved in the underwriting business

To our knowledge, the Investor is not involved in the underwriting business.

(F) Whether the selling stockholders act as conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Investor is not acting on the Company’s behalf and is motivated by its own self-interests, and therefore are not acting as conduits of the Company.

Thank you again for the opportunity to respond to your questions and comments on the Company’s Registration Statement. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner, CrowdCheck Law LLP

cc: Geoffrey Ashburne, Esq.

CrowdCheck Law LLP

cc: Gareth Genner,

Chief Executive Officer of T Stamp Inc.